Filed by Bookham Technology plc

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003 ( the “Merger Agreement”), by and among Bookham, Budapest Acquisition Corp. and New Focus.

On September 29, 2003, Bookham posted the following slide presentation regarding the Merger on its website.

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Important Additional Information will be filed with the Securities Exchange Commission

        Bookham plans to file with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus plan to file with the SEC and mail to the stockholders of New Focus, a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

        Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

        In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

        Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham’s directors and executive officers is contained in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham’s directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham’s ordinary shares. Information regarding New Focus’s directors and executive officers is contained in New Focus’s Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus’s directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus’s common stock. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

        Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus’s operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus’s commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus’s Annual Report on Form 10-K for the year ended December 29, 2002 and New Focus’s most recent quarterly report filed with the SEC and Bookham’s most recent current reports on Form 6-K submitted to the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document

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Thinking optical solutions

US Investor Presentation
September 2003

Disclaimer	[LOGO]

Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange Commission.  Forward-looking statements represent Bookham’s estimates as of the date made, and should not be relied upon as representing Bookham’s estimates as of any subsequent date.  While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

www.bookham.com	Thinking optical solutions

Bookham Overview

Key facts

•                       Founded in 1988

•                       1998: First commercial products (transceivers)

•                       1998: Intel and Cisco invest in Bookham

•                       April 2000: Traded on NASDAQ and London Stock Exchange (LSE)

•                       Feb 2002: Acquired Marconi’s optical component business

•                       Fab and actives; Became a player in tunable lasers and modulators

•                       November 2002: Acquired Nortel Networks Optical Components

•                       Acquired one of largest product lines in the industry

•                       December 2002: Gained number 2 position worldwide in telecom optical components

•                       July 2003: Acquired Cierra Photonics

•                       Opens up new market opportunities with thin film filters

•                       August 2003: Completed integration/closure of former Nortel facilities

•                       September 2003: proposed acquisition of New Focus and Ignis Optics

Current Bookham positioning

•                       No. 2 in telecom optical components

•                       Most comprehensive, end-to-end product portfolio of active components and amplifiers

•                       Strong, Blue Chip customer base

•                       Strategic relationship (supply and R&D agreements) with Nortel, the No. 1 optical systems vendor

•                       Emerging, non-telecom optical business leveraging existing Bookham technologies

•                       Efficient, integrated manufacturing capability

•                       Proven ability to acquire and consolidate (Nortel, Marconi, Cierra) – additional value enhancing opportunities available

•                       Strong competitive positioning vs. its competitors

Number 2 in telecom optical components

Q2 2003 Telecom Optical Components Revenues
(estimates; excludes datacom and other revenues)

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Strategy: going forward

•                       Leverage position of market leadership to gain share in telecom

•                       Secure revenue base (supply agreements)

•                       Continue expansion into new tier 1 accounts

•                       Make ex-NNOC products available to all other customers

•                       Forward-integrate into subsystems (create barriers to entry)

•                       Use technology depth to deliver differentiation in cost, space and power consumption

•                       Exploit consolidation opportunities to gain added scale

•                       Develop non-telecom business

•                       Continue growth of MMICs

•                       Expand into related opportunities in industrial, military and aerospace

•                       Expand into datacom

•                       Implement competitive cost structure

•                       Deliver on restructuring targets

•                       Realize scale benefits (R&D, manufacturing)

•                       Cash management

•                       Continuing cost-reduction

Full product coverage

Transmit

Transmit

•        DFB

•        Thermal Tunability

•        Electronic Tunability

•        Direct Mod

•        InP MZ

•        GaAs MZ

•        E/A

•        Transceiver

•        Transponder

Mux

Mux

•        TFF

Node

Add/Drop

•        Skip Filters

Amplify

•        Amplifiers

•        980 pump

•        Photodiodes

•        GFF

•        OSC

Control

•        EVOA

Demux

DeMux

•        TFF

Receive

Receivers

•        PINs

•        APDs

•        Transceivers

•        Transponders

Strong Blue Chip customer base

Optical networking market shares (sales Q2 2003)

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•                       Supply agreements with Nortel and Marconi provide $109 million of guaranteed revenues in 2003

•                       Combined optical networking market share of Nortel and Marconi at 23%, up from 18% in Q3 2001

•                       Huawei: a 10% customer for the first time in Q2 2003

•                       Expanding position with other Tier 1 customers

Source: Dell’Oro Sept 2003 & company estimate

Strategic relationship with Nortel and Marconi (supply contracts)

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•                       No. 1 market share in optical systems

•                       3 year supply agreement

•                       Committed purchases by product

•                       Minimum commitment

•                       85% to 65% TxR

•                       65% to 50% amplifiers

•                       $20 million per quarter first 6 quarters

•                       Part of acquisition Nov 02

•                       Significant progress with Design-ins

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•                       Leading market share within European countries

•                       $45 million take or pay supply contract as part of Feb 02 acquisition

•                       $18 million commitment remaining at 30th June 03

Non-Telco markets & products

•                       Dedicated market group within Bookham to ensure focus

•                       Strategy is to deliver existing technology customised to alternative markets that value it – spreading fixed manufacturing costs and R&D know-how

•                       Leverages increased revenue and cash from existing facilities with minimal incremental investment

•                       Key targets:

•                       MMICs > military and aerospace – a current business (25 year heritage)

•                       High power GaAs lasers > industrial – Q1 2004 start

•                       Datacom where crossover with Telecom

•                       TX/RX > military customers

•                       High profit-margin business

•                       Transaction with New Focus accelerates development of non telecom optical business and reduces dependency on major telecom customers

•                       Non-telecom revenues in 2004 expected to be over 30% of total Bookham revenues

Bookham facilities

Caswell, UK
Main GaAs and InP fab

180k sq ft

37k sq ft clean room

Established 1940s

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Paignton, UK
Main A&T facility

240k sq ft

92k sq ft clean room

Established 1970s

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Milton, UK
HQ

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Zurich, Switzerland
980 Pump Laser Chip

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Santa Rosa, US
TFF

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Kanata, Canada
R&D

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Consolidation plans are delivering 50% reduction in Ops OHD spend while supporting revenue growth

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Completed

•                       Amplifier facilities: 2 into 1, completed Q4 ‘02

•                       Chip preparation from Caswell and Ottawa to Paignton, completed Q4 ‘02

•                       Caswell A&T consolidated into Paignton, completed Q1 ‘03

•                       Harlow speciality fiber activity, closed end Q1 ‘03

•                       Poughkeepsie E2 manufacturing, closed end Q2 ‘03

•                       ASOC engineering and manufacturing restructured Q1-Q2 ‘03, closed Q3 ‘02

•                       Completion of Ottawa fab consolidation, completed ahead of schedule, Q3 ‘03

Programs ahead of plan: delivering savings faster

New Focus Overview

Key facts

•	1990	Founded around a mission to provide innovative photonics tools

•	1991	Achieved initial revenues with the introduction of high-speed detectors, electro-optic modulators, and opto-mechanics

•	1990s	Grew business around key photonics products and technologies

•	1997	Entered the telecom components and test & measurement market

•	2000	Completed IPO and secondary offering raising over $550 million

•	2001	Acquired JCA Technology, a supplier of microwave RF amplifiers

•	2002	Sold passive optical component product line to Finisar and network tunable laser technology to Intel

•	Today	Business focused on photonics tools and microwave RF amplifiers for diversified non-telecom markets

Diversified Blue Chip customers

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Several Tier-1 defense contractors

Other major semiconductor capital equipment OEMs

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Jet Propulsion Laboratory

California Institute of Technology

Transaction summary

Proposed acquisition of New Focus by Bookham - transaction highlights

•                       All-share acquisition of New Focus by Bookham

•                       Bookham would acquire New Focus for $191 million (£118 million) in stock

•                       84 million shares, including assumed exercise of options (fixed 1.2015 exchange ratio)

•                       Cash distribution of approximately $140 million (£86 million) million to New Focus stockholders

•                       27.4% pro forma ownership for current stockholders of New Focus

•                       Acquisition would give Bookham:

•                       $25 million per year non-telecom optical components/RF business

•                       New Focus business which is progressing towards breakeven with improving margins and revenue growth prospects

•                       $105 million (£65 million) of cash on closing balance sheet

•                       Low-cost China manufacturing facility

•                       Transaction expected to accelerate development of non-telecom optical business and reduce dependency on major telecom customers

•                       Non-telecom revenues in 2004 expected to be approximately 30% of total Bookham revenues

•                       Estimated closing date late 2003 or early 2004

Strategic rationale

Expect to:

•                       Provide substantial increase in cash reserves

•                       Accelerate development of non-telecom optical business

•                       Reduce dependency on major telecom customers

•                       Provide additional low cost manufacturing capability through state-of-the-art Chinese facility

•                       Establish strong Bookham presence in Silicon Valley

•                       Accelerate time to operating cash breakeven

Expected to accelerate development of non-telecom optical business

Q2 2003

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Bookham

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Bookham Pro forma

•                       New Focus is a leading provider of Photonics and Microwave Solutions to diversified markets

•                       New Focus has a strong reputation for innovation, quality and customer service

•                       New Focus has over 100 patents and applications and 20 industry awards for innovation

•                       New Focus served markets are estimated at approximately $1 billion in 2003 (1)

•                       Acquisition is consistent with previously announced non-telecom diversification strategy

In 2004, expect approximately 30% of revenues from non-telecom customers

(1) Source: Laser Focus World, Berenberg Bank, Medical Report, and Strategies Unlimited

Expected to reduce dependency on major telecom customers

Q2 2003

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Bookham

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Bookham Pro forma

New Focus facilities

Location: San Jose, CA

Size: 60k sq ft

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San Jose

•                       Technical/business presence – important asset for Bookham’s planned expansion strategy

•                       Two facilities: room for either expansion or cost-reduction

Location: Shenzhen, China

Size: 247k sq ft

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China

•                       State-of-the-art facility in Shenzhen Free Trade Zone, close to Huawei and  with prime location overlooking Hong-Kong (currently empty)

Financial Impact

Pro-forma income statement (in $US million)

Q2 2003	Bookham	New Focus	Combined
Revenue	$34.1	$6.3	$40.4

Cost of Sales (1)	39.2	5.2	44.4

Gross Profit (Loss) (1)	(5.2)	1.1	(4.0)

R&D (1)	13.2	2.4	15.6

SG&A (1)	10.7	4.7	15.4

Operating Income (Loss) (1)	(29.0)	(5.9)	(35.0)

Operating Cash Flow (2)	(23.4)	(4.7)	(28.1)

Anticipated next steps

•                       Announced restructurings Bookham

•        Ottawa fab closure

•        Other Bookham cost reductions

New Focus

•         Q3 staff reductions

•                       Anticipated synergies of G&A consolidation of New Focus

•                       Anticipated growth through market share gains and expansion of non-telecom revenues

1.             Excludes charges which generally have included restructuring costs

2.             Represents earnings before interest, taxes, depreciation and amortisation and excluding charges

N.B         Translated solely for the convenience of the reader at the rate of $1.62 = £1

Financial impact

Summary balance sheet (in $US million)

Pro-forma 30 June 2003	Bookham	New Focus (1)	Combined
Cash & short term investments	$114.7	$117.0	$231.7

Accounts Receivable	24.0	2.6	26.6

Inventory	26.9	3.4	30.3

Net Current Assets	173.9	126.4	300.3

Long-Term Liabilities	(54.6)	(12.1)	(66.7)

Net Assets	181.9	150.3	332.2

(1) New Focus cash figure is post distribution of $140m (and potential proceeds from New Focus option exercises) but excludes deal costs estimated at $12.1 m.

N.B. Translated solely for the convenience of the reader at the rate of $1.62 = £1

Comparable companies valuations

Comparable Companies Valuation

Aggregate Value / CY2004E Revenues (2)

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(1)               Mean excluding Bookham.

(2)               Financials based on Street estimates; aggregate value includes net debt.

(3)               Based on primary shares outstanding and stock prices as of 9/22/03.

Outlook

•                       Q3 03 revenue projection:  $34 million to $39 million

•                       Gross margin expected to improve by 10% or more

•                       Exceptional charges projection: $23 million to $26 million

•                       Q3 03 cash burn projection (including exceptionals): $32 million to $37 million

Summary

•                       Strong market position: #2 in telecom, which would be balanced outside of telecom

•                       Strong and expanding telecom customer base (NT/MONI/Huawei), which would be significantly de-risked

•                       Strong revenue base (supply agreements)

•                       Strong product line-up

•                       Strong manufacturing base; proposed transaction would add low-cost manufacturing site

•                       Operational execution

•                       Deep management expertise

•                       Strong financial position

•                       Record of consolidation and successful integration

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Thinking optical solutions